EXHIBIT 99.2

BABSON CAPITAL CORPORATE INVESTORS

Certificate

I, Janice M. Bishop, Associate Secretary of Babson Capital Corporate Investors (the “Trust”), hereby certify that the following resolutions were duly adopted by the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust, on October 21, 2011 and remain in full force and effect.

RESOLVED, that Great American be and they hereby are approved for the bonding of officers and employees of the Trust as required by law, including a requirement for a 60-day notice of any cancellation, termination or modification; that all officers and employees of the Trust or of its investment adviser having access to the securities of the Trust be bonded under a "Registered Management Investment Company Bond" jointly with each Trust, the bond to be in the total amount of $1,275,000, to indemnify the Trust against larceny and embezzlement, which the Trustees, including a majority of those not "interested persons" (as defined by the Investment Company Act of 1940, as amended) hereby, in light of the value and nature of the assets, the persons having access thereto and the custody arrangements therefore, find to be reasonable;

FURTHER RESOLVED, that the payment by the Trust of its pro-rated portion of approximately $1,900 for CI and approximately $1,600 for PI of the estimated total 12-month premium of $3,500 for coverage commencing November 4, 2011 and ending November 4, 2012, is found to be reasonable and officers authorized to make disbursements are directed to pay the pro-rated portion;

FURTHER RESOLVED, that the Chairman, the President, a Vice President, the Chief Financial Officer, the Treasurer, or the Secretary be and they each hereby are authorized to enter into an agreement with the other insured providing that in the event recovery is received under the bond as a result of a loss sustained by either Trust, that the Trust shall receive an equitable share of the recovery and at least equal to the amount it would have received under an individual bond for the minimum required coverage of $750,000 for CI and $525,000 for PI; and

FURTHER RESOLVED, that the Secretary or any Associate Secretary be and they each hereby are authorized to file a copy of this resolution and the bond or any other papers pertaining thereto with the SEC, to file all notices of claims and settlements under the bond as required by law and regulations of the SEC and to make such other filings and give such other notices as required by Rule 17g-1(g).

IN WITNESS WHEREOF, I have hereunto set my hand and the common seal of the Trust this 7th day of June, 2012.

/s/ Janice M. Bishop
Janice M. Bishop
Associate Secretary